CENTRAL MINERA CORP.
(a Development Stage Company)

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS
Dated February 25+, 2005

The following discussion of the results of operations of the Company for the last fiscal quarter ending December 31, 2004, should be read in conjunction with the Company’s Interim Financial Statements and accompanying notes.

Overall Performance

The Company is engaged in the business of resource exploration. Currently the Company has an indirect interest in only one property. The Company has no history of earnings or cash flow from operations.

Results of Operations

The following discussion should be read in conjunction with the Interim Financial Statement and accompanying Notes. The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There principles, as applied to the Company, differ in some respects from those generally accepted in the United States (“U.S. GAAP”). For a comparison of the difference between Canadian GAAP and U.S. GAAP, see Note 10 to the Financial Statements of the Company. All dollar amounts herein are expressed as US dollars unless otherwise indicated.

The Company is a development stage company engaged in the business of mineral exploration and, if warranted, the development of precious metal properties. Currently the Company has an indirect interest in only one property. The Company has no history of earnings or cash flow from operations. Historically, the only source of funds availably to the Company is through (i) the sale of its equity shares or (ii) borrowings. Even if the results of future exploration programs are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercial deposit may exist on any of its properties. There is no assurance that funds will be available for operations.

Second Quarter 2004 compared to Second Quarter 2003

During the quarter ending December 31, 2004 (“Second Quarter 2004”), the Company incurred a loss of $44,305 compared with a loss of $41,464 for the quarter ending December 31, 2003 (“Second Quarter 2003”). The Company incurred administrative expenses of $40,604 in Second Quarter 2004 as compared with $40,622 in Second Quarter 2003.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters.

Quarter Ending	Revenue		Net Earnings (Loss)
		$	Per Share	Diluted per share
December 31, 2004		(44,305)	(0.01)	(0.01)

September 30, 2004		(29,349)	(0.01)	(0.01)

June 30, 2004		(41,455)	(0.01)	(0.01)

March 31, 2004		(26,889)	(0.01)	(0.01)

December 31, 2003		(41,464)	(0.01)	(0.01)

September 30, 2003		(27,465)	(0.01)	(0.01)

June 30, 2003		(59,422)	(0.01)	(0.01)

March 31, 2003		(76,355)	(0.01)	(0.01)

Liquidity

On December 31, 2004 the Company had a working capital of $80,000 as compared to a working capital of $153,000 at December 31, 2003. As none of the Company’s mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds.

The Company completed a private placement of 1,200,000 Units at a price of $0.05 per Unit for gross proceeds of $60,000 on February 14, 2004. Each Unit consists of one Subordinate Voting Share in the capital of Central Minera Corp. and one warrant entitling the holder to acquire one additional Subordinate Voting Share at a price of $0.10 until February 13, 2006.

In addition, 3,211,670 warrants were exercised prior to their expiry date of May 30, 2004 for gross proceeds of $160,583.50. 1,605,350 Subordinate Voting Shares were issued to the holders under the terms of the warrants. 2,791,670 warrants expired without being exercised. A further 3,000,000 warrants expired on July 31, 2004 without being exercised.

The Company has been successful in the past in acquiring capital through sales of its equity shares. There is no assurance that these sources will continue to be available in the future.

Transactions with Related Parties

The Company was charged consulting fees by First Fiscal Management Ltd., a company controlled by Michael Cytrynbaum, aggregating $36,958 for the six months ended December 31, 2004 of which $19,773 was unpaid and included in accounts payable at the period end.
Second Quarter

During the quarter ended December 31, 2004 there were no changes to the outstanding and issued capital of the company.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of 3,000,000 Variable Multiple Voting Shares and unlimited Subordinate Voting Shares. As at December 31, 2004 the following were issued and outstanding:

24,969,517 3,000,000	Subordinate Voting Shares Variable Multiple Voting Shares

As at December 31 there were 2,166,114 warrants outstanding. On July 31, 2004, 3,000,000 warrants expired without being exercised. Of the remaining warrants, 966,114 expire on June 5, 2005 and 1,200,000 expire on February 13, 2006. All warrants are exercisable at $0.10 per share.

As at December 31, 2004 there were options to purchase 1,625,000 subordinate voting shares outstanding. Of these, an option to purchase 300,000 subordinate voting shares due to expire on December 31, 2004 was extended to expire on December 31, 2006 and options to purchase 1,325,000 subordinate voting shares expire on December 31, 2005. All options are exercisable at $0.20 per share.

Approval

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis. A copy of this Interim Management Discussion and Analysis will be provided to anyone who requests it.

Additional Information

Additional information relating to the Company in on SEDAR at www.sedar.com.